October 28, 2019

Damian Dalla-Longa
Chief Executive Officer
Better Choice Company Inc.
4025 Tampa Road, Suite 1117
Oldsmar, FL 34677

       Re: Better Choice Company Inc.
           Form 10-K for the Fiscal Year ended August 31, 2018
           Filed December 21, 2018
           File No. 333-161943

Dear Mr. Dalla-Longa:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation